Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

Unless context otherwise requires, all references herein to “we,” “us,” “our” or the “Company” refer to ReTo Eco-Solutions, Inc. and its subsidiaries and all references herein to “ReTo” refer to ReTo Eco-Solutions, Inc., a British Virgin Islands business company. You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our unaudited condensed consolidated financial statements and the related notes. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors. This discussion contains forward-looking statements that involve risks and uncertainties. We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs. These forward-looking statements include statements relating to:

●	the potential impact on our business of the economic, political and social conditions of the People’s Republic of China (the “PRC” or “China”);

●	any changes in the laws of the PRC or local province that may affect our operations;

●	our ability to operate as a going concern;

●	the liquidity of our securities;

●	inflation and fluctuations in foreign currency exchange rates;

●	our expansion into new businesses, industries or international markets, and undertaking of mergers, acquisitions, investments or divestments;

●	the ability to realize benefits of the acquisition of MeinMalzeBier Holdings Limited (“MeinMalzeBier Holdings”) and integrate and expand its businesses into our existing business and grow and manage growth profitably;

●	the ability to navigate geographic market risks of our products;

●	the ability to maintain a reserve for warranty or defective products and installation claims;

●	our on-going ability to obtain all mandatory and voluntary government and other industry certifications, approvals, and/or licenses to conduct our business;

●	our ability to maintain effective supply chain of raw materials and our products;

●	slowdown or contraction in industries in China in which we operate;

●	our ability to maintain or increase our market share in the competitive markets in which we do business;

●	our ability to diversify our product and service offerings and capture new market opportunities;

●	our estimates of expenses, capital requirements and needs for additional financing and our ability to fund our current and future operations;

●	the costs we may incur in the future from complying with current and future laws and regulations and the impact of any changes in the regulations on our operations; and

●	the loss of key members of our senior management.

These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in the “Item 3. Key Information — D. Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2024 filed with the Securities and Exchange Commission on May 9, 2025. Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the future events and trends discussed in this report may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. The events and circumstances reflected in the forward-looking statements may not be achieved or occur. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements.

The forward-looking statements made in this report relate only to events or information as of the date on which the statements are made in this report. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this report and the documents that we refer to in this report completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

Overview

Our continuing operation primarily consisted of sales of equipment and accessories and sales of craft beer, which accounted for 98% and 2% of our total revenue from our continuing operations for the six months ended June 30, 2025, respectively, and 100% and nil of our total revenue from our continuing operations for the six months ended June 30, 2024, respectively.

Our domestic customers are throughout China and our international customers are mainly located in Southeast Asia, the Middle East and Africa. Sales to customers in China and internationally from our continuing operations accounted for approximately 52% and 48%, respectively, of our total sales for the six months ended June 30, 2025, approximately 96% and 4%, respectively, of our total sales for the six months ended June 30, 2024.

Results of Operations from Our Continuing Operations

On December 31, 2024, ReTo sold all of its shares in REIT Holdings (China) Limited, a Hong Kong limited company (“REIT Holdings”), to a shareholder holding less-than 5% of Class A shares of the Company (the “Buyer”)   for a purchase price of US$80,000. REIT Holdings was the holding company of multiple indirect subsidiaries of ReTo, which were engaged in in the business of manufacture and distribution of eco-friendly construction materials, ecological restoration projects and software development services and solutions utilizing Internet of Things technologies. The disposition was completed on December 31, 2024. The discontinued operations represent a strategic shift that has a major effect on the Company’s operations and financial results, which triggers discontinued operations accounting in accordance with Accounting Standards Codification (“ASC”) 205-20-45. The results of operations related to the discontinued operations for the six months ended June 30, 2024 were reported as loss from discontinued operations.

Comparison of Operation Results for Six Months Ended June 30, 2025 and 2024

The following table summarizes the results of our continuing operations during for the six months ended June 30, 2025 and 2024, and provides information regarding the changes in terms of dollar amounts and percentage during such years.

	For the Six Months Ended June 30,
	2025		2024		Amount	Percentage
Statements of Income Data:	Amount	As % of Sales	Amount	As % of Sales	Increase (Decrease)	Increase (Decrease)
Revenues	$1,049,341	100%	$768,361	100%	$280,980	37%
Cost of revenues	864,006	82%	435,806	57%	428,200	98%
Gross profit	185,335	18%	332,555	43%	(147,220)	(44)%
Operating expenses:
Selling expenses	313,130	30%	107,387	14%	205,743	192%
General and administrative expenses	1,350,077	129%	658,050	86%	692,027	105%
Provision (recovery) for credit losses	(82,175)	(8)%	89,584	12%	(171,759)	(192)%
Total operating expenses	1,581,032	151%	855,021	111%	726,011	85%
Loss from continuing operations	(1,395,697)	(133)%	(522,466)	(68)%	(873,231)	167%
Other income (expenses)
Interest expense, net	(20,839)	(2)%	(1,628)	-	(19,211)	1,180%
Interest income	267	-	212	-	55	26%
Other income	7,367	1%	222	-	7,145	3,218%
Total other expenses, net	(13,205)	(1)%	(1,194)	-	(12,011)	1,006%
Loss before continuing operating income taxes	(1,408,902)	(134)%	(523,660)	(68)%	(885,242)	169%
Income taxes benefit	-	-	-	-	-	-
Net loss from continuing operations	$(1,408,902)	(134)%	$(523,660)	(68)%	$(885,242)	169%
Net loss from discontinued operations, net of taxes	-	-	(192,973)	(25)%	192,973	(100)%
Net loss	$(1,408,902)	(134)%	$(716,633)	(93)%	$(692,269)	97%

Revenues

The following table shows revenues by business segments for the six months ended June 30, 2025 and 2024:

Revenue by Business Segment

	For the Six Months Ended June 30,				Variance
	2025		2024		Amount	Percentage
	Amount	% of Sales	Amount	% of Sales	Increase (Decrease)	Increase (Decrease)
Equipment and accessories	$1,023,796	98%	$768,361	100%	$255,435	33%
Craft beer	25,545	2%	-	-	25,545	-
Total	$1,049,341	100%	$768,361	100%	$280,980	37%

Our total revenues increased by approximately $0.3 million, or 37%, to approximately $1.0 million for the six months ended June 30, 2025 from approximately $0.8 million for the six months ended June 30, 2024. The increase in total revenue was mainly attributable to the increase in sales of equipment and accessories.

Equipment and accessories

Revenue from equipment and accessories sales increased by approximately $0.3 million, or 33%, from $0.8 million for the six months ended June 30, 2024 to approximately $1.0 million for the six months ended June 30, 2025. The increase is due to higher overseas demand which led to increased international sales.

Craft beer

Revenue from craft beer sales amounted to $25,545 during the period from April 25, 2025 to June 30, 2025. On April 25, 2025, ReTo acquired 51% equity interest in MeinMalzeBier Holdings. MeinMalzeBier Holdings, through its subsidiaries in the PRC, is engaged in the business of selling craft beer and beer vending machines in the PRC.

Cost of Revenues

Our total cost of revenues from continuing operations increased by approximately $0.4 million, or 98%, to approximately $0.9 million for the six months ended June 30, 2025 from approximately $0.4 million for the six months ended June 30, 2024. The increase in our total cost of revenue was due to cost increase in sales of equipment and accessories.

Cost of Revenues by Business Segment

	For the Six Months Ended June 30,				Variance
	2025		2024		Amount	Percentage
	Amount	% of Costs	Amount	% of Costs	Increase (Decrease)	Increase (Decrease)
Equipment and accessories	$852,888	99%	$435,806	100%	$417,082	96%
Craft beer	11,118	1%	-	-	11,118	-
Total	$864,006	100%	$435,806	100%	$428,200	98%

Equipment and accessories

Cost of revenues for equipment and accessories sales was approximately $0.9 million for the six months ended June 30, 2025, increased by approximately $0.4 million, or 96%, from approximately $0.4 million for the six months ended June 30, 2024 due to increased sales, increased manufacturing cost and increased purchase price of accessories.

Craft beer

Cost of revenues from craft beer sales amounted to $11,118 during the period from April 25, 2025 to June 30, 2025.

Gross Profit

Our gross profit decreased by approximately $0.1 million, or 44%, to approximately $0.2 million for the six months ended June 30, 2025 from approximately $0.3 million for the six months ended June 30, 2024. Gross profit margin was 18% for the six months ended June 30, 2025, as compared with 43% for the six months ended June 30, 2024. The decrease in gross profit margin was due to more competitive prices we offered, as well as increased manufacturing cost and increased purchase price of accessories.

Our gross profit and gross margin by segments are as follows:

	For the Six Months Ended June 30,				Variance
	2025		2024		Gross	Gross
	Gross Profit	Gross Profit %	Gross Profit	Gross Profit %	Profit Increase (Decrease)	Profit% Increase (Decrease)
Equipment and accessories	$170,908	17%	$332,555	43%	$(161,647)	(49)%
Craft beer	14,427	56%	-	-	14,427	-
Total	$185,335	18%	$332,555	43%	$(147,220)	(44)%

Equipment and accessories

Gross profit for equipment and accessories sales was approximately $0.2 million for the six months ended June 30, 2025, decreased by approximately $0.2 million, or 49%, from approximately $0.3 million for the six months ended June 30, 2024.

Craft beer

Gross profit for craft beer sales amounted to $14,427 during the period from April 25, 2025 to June 30, 2025.

Selling Expenses

For the six months ended June 30, 2025, our selling expenses from continuing operations were approximately $0.3 million, representing a 192% increase from $0.1 million for the six months ended June 30, 2024. The increase was mainly due to an increase of $0.08 million in travel expenses due to market expansion and an increase of $0.02 million in salary and other expenses due to the increase in international sales for the six months ended June 30, 2025 because equipment business was transferred to existing subsidiaries after the disposal of discontinued operation.

General and Administrative Expenses

For the six months ended June 30, 2025, our general and administrative expenses were approximately $1.4 million, representing an increase of approximately $0.7 million compared to approximately $0.7 million for the six months ended June 30, 2024. The increase in general and administrative expenses was mainly due to (1) approximately $0.2 million increase in audit expense, (2) approximately $0.5 million increase in legal fees, (3) approximately $0.1 million increase in NASDAQ fees, partially offset by approximately $0.2 million decrease in stock-based compensation for services.

Provision for (Recovery of) Credit Losses

For the six months ended June 30, 2025, recovery of credit losses from continuing operations was $82,175, as compared to a provision for credit losses of $89,584 for the six months ended June 30, 2024.

Interest Expense, Net

Our interest income, net, from continuing operations was $20,572 and $1,416 for the six months ended June 30, 2025 and 2024, respectively. The increase in interest expenses was in line with the increase in outstanding bank loans.

Other Income

Other income from continuing operations amounted to $7,367 and $222 for the six months ended June 30, 2025 and 2024, respectively.

Loss before Income Taxes

As a result of the foregoing, our loss before income taxes from continuing operations was approximately $1.4 million for the six months ended June 30, 2025, an increase of approximately $0.9 million as compared to loss before income taxes of approximately $0.5 million for the six months ended June 30, 2024.

Provision for Income Taxes

Our PRC subsidiaries are subject to PRC income tax, which is computed according to the relevant laws and regulations in the PRC. Under the PRC Enterprise Income Tax Law, the corporate income tax rate applicable to all companies, including both domestic and foreign-invested companies, is 25%.

The following table reconciles the income tax expense by statutory rate to the Company’s actual income tax expense from our continuing operations:

	For the Six Months Ended June 30,
	2025	2024
Income tax expense computed based on PRC statutory income tax rate	$(352,226)	$(130,915)
Non-PRC entities not subject to PRC tax	184,003	102,098
Non-deductible expenses – permanent difference	2,148	-
Change in valuation allowance	166,075	28,817
Income tax expenses	$-	$-

(1)	Represents the tax losses incurred from operations outside of China.

(2)	Represents expenses incurred by the Company that were not deductible for PRC income tax.

Net Loss

As a result of the foregoing, net loss from continuing operations amounted to approximately $1.4 million and $0.5 million for the six months ended June 30, 2025 and 2024, respectively. Net loss from discontinued operations amounted to approximately nil and $0.2 million for the six months ended June 30, 2025 and 2024, respectively. Total net loss amounted to approximately $1.4 million and $0.7 million for the six months ended June 30, 2025 and 2024, respectively.

Discontinued Operations

The disposition of REIT Holdings was completed on December 31, 2024. The Company recorded a loss from the disposition of $3.6 million for the year ended December 31, 2024.

The discontinued operation represents a strategic shift that has a major effect on the Company’s operations and financial results, which triggers discontinued operations accounting in accordance with ASC 205-20-45. The results of operations related to the discontinued operations for the six months ended June 30, 2024 were reported as loss from discontinued operations.

The results of discontinued operations of REIT Holdings for the six months ended June 30, 2025 and 2024 are as follows:

	For the Six Months Ended June 30,
	2025	2024
Revenues	$-	$1,070,278
Cost of revenues	-	835,352
Gross profit	-	234,926
Operating expenses	-	786,560
Loss from discontinued operations	-	(551,634)
Other income, net	-	342,281
Loss before tax	-	(209,353)
Income tax benefit	-	(16,380)
Net loss from discontinued operations	$-	$(192,973)

Liquidity and Going Concern

ReTo is a holding company incorporated in the British Virgin Islands. New REIT International Co., Limited, Sunoro Holdings Limited (“Sunoro Holdings”) and MeinMalzeBier Global Limited (“MeinMalzeBier Global”) are our subsidiaries established in Hong Kong. Sunoro Holdings directly owns Beijing ReTo Hengda Technology Co., Ltd. (formerly known as Sunoro Hengda (Beijing) Technology Co., Ltd. until April 8, 2025), which in turn owns Beijing REIT Equipment Technology Co., Ltd. (formerly known as Beijing REIT Ecological Engineering Technology Co., Ltd. until August 9, 2023), Honghe ReTo Ecological Technology Co., Ltd. and Beijing ReTo Hengye Technology Co., Ltd. (formerly known as Sunoro Bochuang (Beijing) Technology Co., Ltd. until April 10, 2025). MeinMalzeBier Global directly owns Shenzhen Melody Catering Management Co., Ltd. and Dirong Century Big Data Technology Co., Ltd. We may need dividends and other distributions from our subsidiaries, including our PRC subsidiaries, to satisfy our liquidity requirements.

Under applicable PRC regulations, foreign-invested enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, a foreign-invested enterprise in China is required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its general reserves until the accumulative amount of such reserves reaches 50% of its registered capital. These reserves are not distributable as cash dividends. The board of directors of a foreign-invested enterprise has the discretion to allocate a portion of its after-tax profits to staff welfare and bonus funds, which may not be distributed to equity owners except in the event of liquidation.

Substantially all of our operations are conducted in China and are denominated in RMB, which is subject to the exchange control regulation in China, and, as a result, we may have difficulty distributing any dividends outside of China due to PRC exchange control regulations that restrict the ability to convert RMB into U.S. Dollars.

Under PRC law, RMB is currently convertible into U.S. Dollars under a company’s “current account,” which includes dividends, trade and service-related foreign exchange transactions, without prior approval of the China’s State Administration of Foreign Exchange (the “SAFE”), not from a company’s “capital account,” which includes foreign direct investments and loans, without the prior approval of the SAFE.

We have historically funded our working capital needs from cash flow from operations, advance payments from customers, bank borrowings, equity and debt offerings and related-party loans. Presently, our principal sources of liquidity are generated from our operations, proceeds from equity financings, and loans and notes from commercial banks. Our working capital requirements are influenced by the level of our operations, the numerical volume and dollar value of our sales contracts, the progress of execution on our customer contracts, and the timing of accounts receivable collections.

As reflected in the Company’s consolidated financial statements for the six months ended June 30, 2025, the Company reported a net loss of approximately $1.4 million. As of June 30, 2025, the Company had a working capital deficit of approximately of $2.7 million. As of June 30, 2025, the Company had cash of approximately $2.5 million. In addition, the Company had outstanding accounts receivable of approximately $0.3 million. As of June 30, 2025, the Company had outstanding bank loans of $0.2 million. Based on the reasons above, there is a substantial doubt about the Company’s ability to continue as a going concern for the next 12 months from the issuance of the unaudited condensed consolidated financial statements.

Currently, the Company is working to improve its liquidity and capital source mainly through cash flow from its operations, renewal of bank borrowings, and borrowing from related parties. In order to fully implement its business plan and sustain operations, the Company may also seek equity financing from outside investors. At the present time, however, the Company does not have commitments of funds from any potential investors. No assurance can be given that additional financing, if required, would be available on favorable terms or at all.

Cash Flows for the Six Months Ended June 30, 2025 and 2024

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Six Months Ended June 30,
	2025	2024
Net cash used in operating activities from continuing operations	$(1,597,331)	$(10,180,371)
Net cash provided by operating activities from discontinued operations	-	5,425,039
Net cash used in operating activities	(1,597,331)	(4,755,332)

Net cash used in investing activities from continuing operations	(29,836)	$(3,951,146)
Net cash provided by (used in) investing activities from discontinued operations	-	-
Net cash used in investing activities	(29,836)	(3,951,146)

Net cash provided by financing activities from continuing operations	3,649,243	10,300,886
Net cash used in financing activities from discontinuing operations	-	(978,162)
Net cash provided by financing activities	$3,649,243	$9,322,724

Operating Activities

Net cash used in operating activities was approximately $1.6 million for the six months ended June 30, 2025. Net cash used in operating activities for the six months ended June 30, 2025 mainly consisted of net loss of approximately $1.4 million, an increase of approximately $0.4 million in advance to suppliers, a decrease of approximately $0.4 million in accrued and other liabilities, a decrease of approximately $0.01 million in accounts payable, partially offset by an increase of approximately $0.5 million in advance from customers and adjustments of non-cash items of approximately $0.09 million.

Net cash used in operating activities was approximately $4.8 million for the six months ended June 30, 2024. Net cash used in continuing operating activities for the six months ended June 30, 2024 mainly consisted of net loss from approximately $0.5 million, an increase of approximately $10.3 million in advance to suppliers, an increase of approximately $0.1 million in accounts receivable, partially offset by an increase of approximately $0.5 million in advance from customers and adjustments of non-cash items of approximately $0.3 million. Net cash provided by discontinued operating activities was approximately $5.4 million.

Investing Activities

Net cash used in investing activities was $29,836 for the six months ended June 30, 2025, which consisted of purchase of property and equipment of $53,884, partially offset by collection form related-party loans of $24,048.

Net cash used in investing activities was approximately $4.0 million for the six months ended June 30, 2024. Net cash used in continuing investing activities for the six months ended June 30, 2024 mainly consisted of approximately $4.1 million paid as a deposit pursuant to a letter of intent executed in March 2024 in connection with a potential equity acquisition, partially offset by proceeds of approximately $0.2 million from disposal of subsidiaries. Net cash used in discontinued investing activities for the six months ended June 30, 2024 was nil.

Financing Activities

Net cash provided by financing activities was approximately $3.6 million for the six months ended June 30, 2025, including proceeds from convertible loans of approximately $3.0 million, proceeds from related-party loans of approximately $0.2 million, proceeds from bank loans of approximately $0.2 million and proceeds from third-party loans of approximately $0.2 million.

Net cash provided by financing activities was approximately $9.3 million for the six months ended June 30, 2024. Net cash used in continuing financing activities for the six months ended June 30, 2024 mainly consisted of proceeds from a private placement of approximately $4.0 million, proceeds from a direct offering of approximately $6.0 million, proceeds from third-party loans of $88,704 and proceeds from related-party loans of approximately $0.2 million. Net cash used in discontinued financing activities for the six months ended June 30, 2024 was approximately $1.0 million.

Statutory Reserves

The Company is required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the discretionary surplus reserve are made at the discretion of our Board of Directors. The restricted amounts as determined pursuant to PRC laws totaled $1,072,895 as of June 30, 2025 and December 31, 2024.

Capital Expenditures

We had capital expenditures of $0.05 million and $4.1 million for the six months ended June 30, 2025 and 2024, respectively.

Recent Accounting Pronouncements

A list of recent relevant accounting pronouncements is included in Note 2 “Summary of Principal Accounting Policies” of our consolidated financial statements included elsewhere in this filing.

Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview— Research and Development” in the Annual Report on Form 20-F for the year ended December 31, 2024 filed with the Securities and Exchange Commission on May 9, 2025.

Trend Information

Other than as disclosed elsewhere in this report, we are not aware of any trends, uncertainties, demands, commitments or events for the six months ended June 30, 2025 that are reasonably likely to have a material adverse effect on our net revenue, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

Critical Accounting Estimates

We prepare our financial statements in conformity with accounting principles generally accepted by the United States of America, which requires us to make judgments, estimates and assumptions that affect our reported amount of assets, liabilities, revenue, costs and expenses, and any related disclosures. Although there were no material changes made to the accounting estimates and assumptions in the past years, we continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the unaudited condensed financial reporting process, actual results could differ from our expectations as a result of changes in our estimates.

We believe that the following accounting policies involve a higher degree of judgment and complexity in their application and require us to make significant accounting estimates. Accordingly, these are the policies we believe are the most critical to understanding and evaluating our unaudited condensed consolidated financial condition and results of operations.

Accounts Receivable, Net

In June 2016, the Financial Accounting Standards Board issued Accounting Standards Update (“ASU”) No. 2016-13, “Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments,” which requires the Company to measure and recognize expected credit losses for financial assets held and not accounted for at fair value through net income. The Company adopted this guidance effective January 1, 2023. ASC 326 introduces an approach based on expected losses to estimate the allowance for credit losses, which replaces the previous incurred loss impairment model. The adoption of this guidance did not have a material impact on the Company’s consolidated financial statements. Accounts receivable were recognized and carried at original invoiced amount less an estimated allowance for credit losses. The Company estimates the allowance for credit losses based on an analysis of the aging of accounts receivable, assessment of collectability, including any known or anticipated economic conditions, customer-specific circumstances, recent payment history and other relevant factors. Allowance for credit losses amounted to $30,342 and $108,936 as of June 30, 2025 and December 31, 2024, respectively.

Impairment of Long-lived Assets

The Company reviews long-lived assets, including finite-lived intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the estimated cash flows from the use of the asset and its eventual disposition are below the asset’s carrying value, then the asset is deemed to be impaired and written down to its fair value.

Revenue Recognition

The Company adopted ASC Topic 606 “Revenue from Contracts with Customers” (“ASC 606”) on January 1, 2018 using the modified retrospective approach. Under ASC 606, revenue is recognized when control of promised goods or services is transferred to the Company’s customers in an amount of consideration to which an entity expects to be entitled to in exchange for those goods or services.

To determine revenue recognition for contracts with customers, the Company performs the following five steps: (i) identify the contract with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) the Company satisfies the performance obligation.

The Company’s revenues are primarily derived from the following sources:

●	Revenue from equipment and accessories sales

The Company recognizes revenue when the equipment and accessories sales are delivered and control is transferred. The Company generally provides a warranty for a period of 12 months after the customers receive the equipment. The Company determines that such product warranty is not a separated performance obligation because the nature of warranty is to provide assurance that a product will function as expected and in accordance with customer’s specification and the Company has not sold the warranty separately. From its past experience, the Company has not experienced any material warranty costs and, therefore, the Company does not believe an accrual for warranty cost is necessary for the six months ended June 30, 2025 and 2024.

●	Revenue from craft beer sales

 The Company recognizes revenue when the craft beer is delivered and control is transferred. The Company generally provides a warranty for a period of 5 days after the customers receive the craft beer. The Company determines that such product warranty is not a separate performance obligation because the nature of warranty is to provide assurance that a product will function as expected and in accordance with customer’s specification, and the Company has not sold the warranty separately. From its past experience, the Company has not experienced any material warranty costs and, therefore, the Company does not believe an accrual for warranty cost is necessary for the six months ended June 30, 2025 and 2024.

Contract Assets and Liabilities

Payment terms are established on the Company’s pre-established credit requirements based upon an evaluation of customers’ credit quality. Contact assets are recognized for in related accounts receivable. Contract liabilities are recognized for contracts where payment has been received in advance of delivery. The contract liability balance can vary significantly depending on the time when an order is placed and when shipment or delivery occurs.

For the six months ended June 30, 2025 and 2024, other than accounts receivable and advances from customers, the Company had no other material contract assets, contract liabilities or deferred contract costs recorded on its consolidated balance sheet. Costs of fulfilling customers’ purchase orders, such as shipping, handling and delivery, which occur prior to the transfer of control, are recognized in selling, general and administrative expense when incurred.

Share-based Compensation

The Company accounts for share-based compensation in accordance with ASC 718, “Compensation — Stock Compensation” (“ASC 718”). In accordance with ASC 718, the Company determines whether an award should be classified and accounted for as a liability award or an equity award. All the Company’s share-based awards were classified as equity awards and are recognized in the consolidated financial statements based on their grant date fair values.

The Company has elected to recognize share-based compensation using the straight-line method for all share-based awards granted with graded vesting based on service conditions. The Company uses the accelerated method for all awards granted with graded vesting. The Company accounts for forfeitures as they occur in accordance with ASU No. 2016-09, Compensation — Stock Compensation (Topic 718): Improvement to Employee Share-based Payment Accounting. The Company, with the assistance of an independent third-party valuation firm, determined the fair value of the stock options granted to employees.

Income Taxes

The Company accounts for income taxes under ASC 740. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures. The Company records a liability for uncertain tax positions when it is probable that a loss has been incurred and the amount can be reasonably estimated.

To the extent applicable, the Company records interest and penalties as a general and administrative expense. The Company’s subsidiaries in China and Hong Kong are subject to the income tax laws of the PRC and Hong Kong. No significant taxable income was generated outside the PRC for the six months ended June 30, 2025 and 2024. As of June 30, 2025, the tax years ended December 31, 2019 through December 31, 2024 for the Company’s PRC subsidiaries remain open for statutory examination by PRC tax authorities.